UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Acacia Research Corporation

(Name of Issuer)

Acacia Research-Acacia Technologies Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

Anthony O. Brown
500 Skokie Boulevard, Suite 585
Northbrook, Illinois 60062
(847) 509 - 0774

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Anthony O. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,294,141(1)

	8.	Shared Voting Power 34,546(2)

	9.	Sole Dispositive Power 1,294,141(1)

	10.	Shared Dispositive Power 34,546(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,328,687(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 252,715 shares held in an IRA rollover account for the benefit of Mr. Brown.

(2)                                  Represents shares held by Global Patent Holdings, LLC, which shares may be deemed to be beneficially owned by Mr. Brown because of Mr. Brown’s relationship with Global Patent Holdings, LLC.  Mr. Brown expressly disclaims beneficial ownership with respect to such shares.

(3)                                  The calculation is based on a total of 27,252,440 shares outstanding as of February 10, 2005, as last reported by the Issuer in its Prospectus Supplement dated February 9, 2005 (to Prospectus dated March 17, 2004), as filed with the Commission on February 9, 2005.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Acacia Research-Acacia Technologies Common Stock (“ACTG Stock”), par value $0.001 per share, of Acacia Research Corporation, a Delaware corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive offices is 500 Newport Drive, Suite 700, Newport Beach, California 92660.

Item 2.	Identity and Background
(a) This statement is being filed by Anthony O. Brown, an individual (“Brown” or the “Reporting Person”).

(b)           Brown, a natural person, is the president and a member, manager and equity holder of Global Patent Holdings, LLC, a Delaware limited liability company (“Global Patent Holdings”).  His mailing address is 500 Skokie Boulevard, Suite 585 Northbrook, Illinois 60062.

(c) During the last five years, Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)           During the last five years, Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Brown is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

On February 10, 2005, the Company sold 3.5 million shares of ACTG Stock to a select group of institutional investors for $19.6 million in a registered direct offering.  All of the shares of ACTG Stock were offered by the Company pursuant to an effective registration statement previously filed with the Securities and Exchange Commission.  As a result of this transaction, the Reporting Person now owns less than five percent of the outstanding shares of ACTG Stock and, therefore, is no longer required to report his beneficial ownership of ACTG Stock pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               As of the close of business on February 14, 2005, Brown owns an aggregate of 1,328,687 shares of ACTG Stock, including 252,715 shares of ACTG Stock held in an IRA rollover account for the benefit of Brown, which constitutes approximately 4.9% of the issued and outstanding shares of ACTG Stock.  This calculation is based on a total of 27,252,440 shares of ACTG Stock outstanding as of February 10, 2005, as last reported by the Issuer in its Prospectus Supplement dated February 9, 2005 (to Prospectus dated March 17, 2004), as filed with the Commission on February 9, 2005.  Because of Brown’s relationship with Global Patent Holdings, Brown may be deemed to have beneficial ownership with respect to the 35,546 shares of ACTG Stock held by Global Patent Holdings.  Brown expressly disclaims beneficial ownership with respect to such shares of ACTG Stock.

(c)          Except for the transactions described in Item 4 of the Schedule 13D filed by the Reporting Person on February 4, 2005, the Reporting Person has not engaged in any transaction in ACTG Stock in the past 60 days.  The descriptions of these transactions are incorporated by reference to Item 4 of the Schedule 13D filed by the Reporting Person on February 4, 2005.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Item 6 and in Items 3, 4 and 5 of the Schedule 13D filed by the Reporting Person on February 4, 2005, and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Membership Interest Purchase Agreement, dated as of January 28, 2005, by and among Global Patent Holdings, LLC, Acacia Research Corporation and Acacia Global Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to Acacia Research Corporation’s Current Report on Form 8-K filed with the Commission on February 1, 2005).

Exhibit 2

Registration Rights Agreement, dated as of January 28, 2005, by and among Acacia Research Corporation, Acacia Global Acquisition Corporation and Global Patent Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to Acacia Research Corporation’s Current Report on Form 8-K filed with the Commission on February 1, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2005
Date
/s/ Anthony O. Brown
Signature
Anthony O. Brown
Name/Title